Exhibit 99.181
CONSENT OF EXPERT
I, John. T. Postle, of Scott Wilson Roscoe Postle Associates Inc., do hereby consent to the use of the following reports and to the use of my name in connection with such reports, which are being filed as exhibits to, and incorporated by reference into, the registration statement on Form 40-F of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) being filed with the United States Securities and Exchange Commission;
(1) “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA” dated July 31, 2006; and
(2) “Technical Report on the Endako Mine, located in Northern British Columbia” dated July 31, 2006.
October 30, 2007

/s/ John. T. Postle